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                          April 12, 2024

       Raju Mohan, Ph.D.
       Chief Executive Officer
       Ventyx Biosciences, Inc.
       12790 El Camino Real, Suite 200
       San Diego, CA 92130

                                                        Re: Ventyx Biosciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2024
                                                            File No. 333-278584

       Dear Raju Mohan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Robert L. Wernli, Jr.